UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.            The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities Matching Savings Plan

December 31, 2009 and 2008, and for the Year Ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008, and
for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

To Plan Administrator of

Simon Property Group and Adopting Entities Matching Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 29, 2010

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments:
Money market funds	$859,325	$716,877
Common/collective trust	26,574,748	25,943,549
Mutual funds	149,299,290	116,610,475
Common stock	11,467,451	7,192,314
Participant loans receivable	2,951,859	2,727,693
Total investments	191,152,673	153,190,908

Receivables:
Investment income	44,827	51,626
Total assets	191,197,500	153,242,534

Net assets available for benefits at fair value	191,197,500	153,242,534

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	494,162	1,399,447
Net assets available for benefits	$191,691,662	$154,641,981

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Contributions:
Participant	$11,011,673
Rollover	461,841
Employer	8,025,260
Net appreciation in fair value of investments	35,850,244
Interest and dividends	2,399,146
Total additions	57,748,164

Deductions
Benefits paid	20,460,027
Administrative expenses	238,456
Total deductions	20,698,483

Net increase	37,049,681

Net assets available for benefits:
Beginning of year	154,641,981
End of year	$191,691,662

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined-contribution plan sponsored by Simon Property Group, L.P. and affiliated companies (the Employer or Company). Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P. The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and record-keeper of the Plan is Fidelity Pricing and Cash Management Services (Fidelity or the Trustee).

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s sponsor, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

Plan Eligibility

For the purpose of making a before-tax contribution or a rollover contribution, an employee becomes eligible to participate in the Plan on the first day of the month coincident with or following the completion of 60 days of active employment and attainment of age 21. For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21.

Employee Contributions

Participants are allowed to contribute from 1% to 50% of their before-tax compensation. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Contributions

The Employer currently matches 100% of the participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made a discretionary profit-sharing contribution of 1.5% of participant compensation in 2009 and 2008. This contribution applied to all eligible employees, as defined. As of December 31, 2009 and 2008, cumulative participant forfeitures totaled $26,453 and $19,315, respectively, and are used to reduce future employer contributions and administrative expenses. Forfeitures used to reduce employer contributions and administrative expenses during 2009 were $231,631 and $3,805, respectively.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts. The plan was amended effective January 1, 2007, to create two different vesting schedules: one for pre-2007 profit-sharing contributions (and related investment income) and one for post-2006 profit-sharing contributions (and related investment income).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Pre-2007 profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Post-2006 profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Employees vest immediately in post-1999 employer-matching contributions contributed on and after January 1, 2000.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump-sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce the Employer’s contributions and administrative expenses in future years.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 9 for further discussion of fair value measurements.

The Plan invests in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 9); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157), assets and liabilities measured at fair value as described in Note 9.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 9 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31, 2009 or 2008, are as follows:

	2009	2008

Fidelity Growth and Income Fund**	$11,778,093	$16,561,595
Fidelity Spartan U.S. Equity Index Portfolio Fund**	19,072,840	15,560,186
Templeton Institutional Foreign Equity**	14,570,694	11,724,244
Fidelity Low Priced Stock Fund**	17,543,415	12,877,724
Fidelity Magellan Fund	13,503,120	9,432,980
Fidelity Managed Income Portfolio Fund	26,574,748	25,943,549
MSI Balance Advanced Fund	14,979,712	13,474,598
Simon Property Group, Inc. Corporate Common Stock	11,467,451	7,192,314
Vanguard Intermediate Term Bond Index Signal Shares**	9,987,459	8,972,364

**Denotes a portion of the fund is nonparticipant-directed.

During 2009, the Plan’s investments (including investments purchased and sold, as well as held, during the year) increased in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Mutual funds	$31,273,710
Collective trust	451,714
Common stock	4,124,820
$35,850,244

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2009	2008
Net assets:
Mutual funds	$34,425,894	$29,136,836
Money market funds	461,798	474,792
	$34,887,692	$29,611,628

Year Ended December 31
2009
Changes in net assets:
Contributions	$2,927,633
Net increase in fair value	6,858,787
Benefits paid to participants	(4,406,171)
Administrative expenses	(104,185)
$5,276,064

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 28, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

During 2009 and 2008, the Plan received $383,410 and $446,698, respectively, in dividends related to its investment in the Employer’s common stock.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$191,691,662	$154,641,981

Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(494,162)	(1,399,447)

Benefit claims payable	(22,340)	(50,958)

Net assets available for benefits per the Form 5500	$191,175,160	$153,191,576

The following is a reconciliation of net appreciation in fair value of investments from the financial statements to the Form 5500:

Year Ended December 31
2009

Net appreciation in fair value of investments per the financial statements	$35,850,244
Adjustment from fair value to contract value at December 31, 2009	(494,162)
Adjustment from fair value to contract value at December 31, 2008	1,399,447

Net increase per the Form 5500	$36,755,529

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid from the financial statements to the Form 5500:

Year Ended December 31
2009

Benefits paid to participants per the financial statements	$20,460,027
Add benefit claims payable at December 31, 2009	22,340
Less benefit claims payable at December 31, 2008	(50,958)
Benefits paid to participants per the Form 5500	$20,431,409

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money Market Funds:  Valued at cost, which approximates the fair value of the NAV of shares held by the Plan at year-end.

Mutual Funds:  Valued at the NAV of shares held by the Plan at year-end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The Simon Property Group Stock Fund is a unitized fund that invests in Simon Property Group common stock.  A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions.  Simon Property Group common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

Common/collective trust (Managed Income Portfolio Fund):  Valued at fair value, based upon information provided by the issuer of the common trust fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer of the specific instruments of the fund at year-end (see Note 2).

Participant Loans:  Valued at amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$859,325	$—	$—	$859,325
Mutual funds
Domestic equities	104,927,593			104,927,593
International equities	14,570,711			14,570,711
Fixed income	29,800,986			29,800,986
Simon Property Group stock fund	11,467,451	—	—	11,467,451
Common/collective trust	—	26,574,748	—	26,574,748
Participant loans	—	—	2,951,859	2,951,859
Total assets at fair value	$161,626,066	$26,574,748	$2,951,859	$191,152,673

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$716,877	$—	$—	$716,877
Mutual funds
Domestic equities	82,110,157			82,110,157
International equities	11,724,254			11,724,254
Fixed income	22,776,064			22,776,064
Simon Property Group stock fund	7,192,314	—	—	7,192,314
Common/collective trust	—	25,943,549	—	25,943,549
Participant loans	—	—	2,727,693	2,727,693
Total assets at fair value	$124,519,666	$25,943,549	$2,727,693	$153,190,908

The table below sets forth the summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

Year Ended December 31, 2009

Balance, beginning of year	$2,727,693
New participant loans net of repayments	224,166
Balance, end of year	$2,951,859

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN: 35-1903854          Plan Number: 002

December 31, 2009

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Interest Bearing Cash
Fidelity Institutional Cash Portfolio Money Market Fund*	859,325 units	859,325	$859,325

Common Stock
Simon Property Group, Inc. Corporate Common Stock*	143,702 shares	**	11,467,451

Common/collective trusts
Fidelity Managed Income Portfolio Fund*	27,068,910 shares	**	26,574,748

Mutual Funds
Fidelity Growth and Income Fund*	733,381 shares	**	11,778,093
Fidelity Magellan Fund*	209,937 shares	**	13,503,120
Fidelity Spartan U.S. Equity Index Portfolio Fund*	483,714 shares	18,800,126	19,072,840
Fidelity Low Priced Stock Fund*	549,262 shares	17,598,676	17,543,415
Pioneer Independence	304,753 shares	2,931,907	2,992,673
Franklin Small Mid Cap Growth A	132,538 shares	**	3,850,237
MSI Balance Advanced Fund	1,251,438 shares	**	14,979,712
PIMCO Total Return Fund	614,299 shares	6,440,222	6,634,424
Templeton Institutional Foreign Equity	754,958 shares	14,670,757	14,570,694
Cohen & Steers Realty	40,533 shares	**	1,907,474
Allianz NFJ Small Cap Value	223,654 shares	6,125,979	5,421,380
DWS Strategic Value Class A	84,527 shares	**	2,484,263
Vanguard Intermediate Term Bond Index Signal Shares	931,666 shares	9,677,958	9,987,459
Vanguard Growth Index Signal Shares	83,754 shares	**	2,118,974
Fidelity Freedom Income*	22,052 shares	**	236,833
Fidelity Freedom 2000*	9,488 shares	**	107,690
Fidelity Freedom 2010*	51,845 shares	**	648,584
Fidelity Freedom 2020*	208,679 shares	**	2,618,916
Fidelity Freedom 2030*	123,826 shares	**	1,534,202
Fidelity Freedom 2040*	220,799 shares	**	1,580,922
Fidelity Freedom 2005*	32,839 shares	**	329,378
Fidelity Freedom 2015*	218,277 shares	**	2,274,444
Fidelity Freedom 2025*	194,018 shares	**	2,015,851
Fidelity Freedom 2035*	115,014 shares	**	1,180,041
Fidelity Freedom 2045*	51,856 shares	**	439,219
Fidelity Freedom 2050*	25,300 shares	**	211,258
Templeton Developing Markets Class A	1 share	**	17
Fidelity Contrafund*	40 shares	**	2,359
Fidelity Invst Gr Bd	127 shares	**	894
Fidelity Asset Mgr 50%	63 shares	**	871
Blackrock Equity DIV I	585,420 shares	8,488,465	9,273,053
			149,299,290

Participant loans	Interest rates range from 4% to 10.75%		2,951,859
			$191,152,673

* Indicates party in interest to the Plan.

** Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN
(Name of Plan)

Date: June 29, 2010	/s/ Steve Broadwater
Steve Broadwater
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm